UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Xtreme Companies, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
_____________________
(Title of Class of Securities)

98415Y 30 6
____________
(CUSIP Number)

Laurie  A.  Phillips
Chief Executive Officer
Xtreme Companies, Inc.
300 Westlink Dr.
Washington, MO 63090

(636) 390-9000

_____________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2007

__________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98415Y 30 6

1.	Name of Reporting Person: Barrett Evans		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	ο
	(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,975,540

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,975,540

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,975,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ο

13.	Percent of Class Represented by Amount in Row (11): 11.6%

14.	Type of Reporting Person (See Instructions): PN

Item 1. Security and Issuer

This statement relates to the beneficial ownership of Common Stock, $.001 par value per share, of Xtreme Companies, Inc. (hereinafter the "Issuer"), whose principal place of business is located at 300 Westlink Dr., Washington, MO 63090.

Item 2. Identity and Background

(a)	Barrett Evans

(b)	301 East Ocean Blvd., Suite 640, Long Bach, CA 90802

(c)	Barrett Evans is the managing member of eFund Capital Partners, LLC which is the managing partners of eFund Small Cap Fund, LP. The address is 301 East Ocean Blvd., Suite 640, Long Beach, CA 90802.

(d)	During the past five years, Mr. Evans has not been convicted in any criminal proceeding.

(e)

During the past five years, Mr. Evans and his related parties have not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3. Source and Amount of Funds or Other Consideration

The shares were acquired with funds available in eFund Small Cap Fund, LP which Barrett Evans manages.

Item 4.  Purpose of Transaction

Mr. Evans was a member of the board of directors of Xtreme Companies, Inc. and resigned on June 7, 2006. As of September 7, 2006 he is no longer an affiliate of the Company and is filing this form 13D to disclose eFund Small Cap Fund, LP’s and related parties’ ownership in the Company.  eFund Capital Partners, LLC owns 320,813 shares of common stock.  Mr. Evans is the managing member of eFund Capital Partners, LLC and also owns 2,267 shares of common stock which he obtained pursuant to the Company’s Non-Employee Director and Consulting Plan.  eFund Capital Partners, LLC is also the managing partner of eFund Small Cap Fund, LP which owns 3,172,460 shares of common stock.  Furthermore, eFund Small Cap Fund, LP has the right to acquire 240,000 shares of common stock through the exercise of warrants and can also obtain 2,240,00 shares of common stock through the conversion of convertible debentures.

Item 5. Interest in Securities of the Issuer

(a)

   Barrett Evans is the managing member of eFund Capital Partners, LLC which is the managing partner of eFund Small Cap Fund through which he is the indirect beneficial owner of 5,975,650 shares, or 11.6%, of the outstanding common stock of the Issuer as of November 9, 2006.

(b)	Mr. Evans is a principle of eFund Capital Partners, LLC which is the managing partner of eFund Small Cap Fund, LP has the sole power to vote and dispose of shares of common stock of the Issuer.

(c )	N/A

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

N/A

Item 7. Material to Be Filed as Exhibits

N/A

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: February 5, 2007

/s/ Barrett Evans
Principle of eFund Capital Partners, LLC which is the managing partner of eFund Small Cap Fund, LP.